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                                                                      Exhibit 99


                                MGI PHARMA, INC.
                               Report on Form 10-Q
                               September 30, 1999

Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. The company desires to take advantage of these "safe harbor" provisions and is filing this Exhibit 99 in order to do so. Accordingly, the company hereby identifies the following important factors which could cause the company's actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by the company in forward-looking statements made by the company from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward-looking statements made from time to time by the company's officers and agents.

We have a history of losses and may not be profitable in the future.

For many years, our revenues have not been sufficient to offset all of our expenses. Although we had net income of $2,246,825 for the first nine months of 1999, and $414,287 for the year of 1998, we have had net losses in previous years. At September 30, 1999, we had an accumulated deficit of approximately $71.6 million. Our profitability in the future will depend on many factors, including:

o    our ability to increase sales of Salagen(R) Tablets,
o the level of investment required to conduct Phase II and III trials and commercialize MGI 114, and
o the costs incurred and revenues generated in bringing any newly acquired products to market.

The development of MGI 114 is expected to require a substantial increase in our research and development expenditures. There is a risk that we will not be able to sustain profitability in the future.
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Substantially all of our product revenues come from Salagen Tablets.

We derive substantially all of our product revenues from the sale of Salagen Tablets. In the first nine months of 1999, our U.S. sales of Salagen Tablets were $13.1 million, representing 97 percent of our total product sales and 73 percent of our total revenue. In 1998, our annual U.S sales of Salagen Tablets were $12.3 million, representing 95 percent of our total product sales and 70 percent of our total revenue. Any factor adversely affecting sales of Salagen Tablets could have a material adverse effect on our business, financial condition and results of operations. Such factors could be the expiration in March 2001 of orphan drug protection for Salagen Tablets as a treatment for the symptoms of radiation induced xerostomia in head and neck cancer patients, or approval of competing products. A competing product, Ethyol(R) (amifostine), was approved in June 1999 by the FDA for treatment of radiation-induced dry mouth in post-operative head and neck cancer patients. The approval of Salagen Tablets is for the treatment of dry mouth symptoms in head and neck cancer patients who have received radiation, and for the treatment of Sjogren's syndrome symptoms. Due to the more restricted patient population, as well as other factors such as price and invasive administration of drug, the company currently believes that Ethyol is not expected to have a major impact on sales of Salagen Tablets. Other potential competitive compounds are in various stages of development, including a compound to treat the symptoms of Sjogren's syndrome, which was submitted to the FDA for approval in the second half of 1998. At this time, the company is unable to estimate what effect, if any, these development compounds will have on the future demand for Salagen Tablets.

Our future success depends on our ability to identify and acquire new products.

Our future success depends on our ability to identify and acquire new products targeted at niche markets that we can promote through our marketing and distribution channels. Because we do not engage in basic research or drug discovery, we must rely upon the willingness of others to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire such products. We may not be able to acquire rights to additional products on acceptable terms, if at all. If we fail to acquire additional products or fail to promote or market commercially successful products, our future business, financial condition and results of operations would be materially and adversely affected. In addition, the marketing strategy, distribution channels and bases of competition of newly acquired products may be different than those of our current products. There is a risk that we will not be able to compete favorably in those product categories.
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We depend on foreign partners to sell our products outside of the United States.

Our strategy for deriving revenues from sales of our products in foreign markets is to enter into marketing alliances with multinational and foreign pharmaceutical companies. We have entered into alliances with various companies related to the marketing of Salagen Tablets in foreign markets. We have entered into an agreement with Dainippon for the development and commercialization of MGI 114 in Japan. We are seeking a development and commercialization partner for MGI 114 in Europe. Revenues from strategic alliances typically include milestone payments and payments based on product sales. Our continued relationships with strategic partners are dependent in part on the successful achievement of development milestones. If we or our partners do not achieve these milestones, or we are unable to enter into agreements with our partners to modify their terms, our business could be adversely affected.

Licensing revenue was $3.2 million or 18 percent of total revenues in the first nine months of 1999, and $3.1 million or 18 percent of annual total revenues in 1998. Future licensing revenues will likely fluctuate from quarter to quarter and year to year depending on:

o    the achievement of milestones by us or our partners,
o    the amount of product sales and royalty generating activities, and
o    the timing of initiating additional licensing relationships.

Additionally, some royalties are based on sales in foreign currencies. Thus the U.S. dollar value of such royalties will fluctuate with currency exchange rates. Although we believe that our partners in these alliances have an economic motivation to perform their contractual responsibilities, we cannot fully control the amount and timing of resources they devote to these activities. The terms of these alliances generally provide that they may be terminated prior to their expiration under circumstances that may be outside our control. The early termination of one or more of these strategic alliances could materially and adversely affect our business, financial condition and results of operations. There is a risk that we will not be able to negotiate additional strategic alliances on acceptable terms or that such alliances will not be successful.

We will need additional capital to grow our business.

We may need to raise additional funds for various reasons including the following:
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o    to acquire or license additional products,
o    to develop products we have acquired,
o    to support the marketing and sales of additional products,
o    to obtain necessary working capital, and
o    to fund operating losses.

We may seek additional funding through public and private financing, including equity and debt financing. Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs.

Substantially all of the worldwide supply of the active ingredient in Salagen Tablets is produced by one company.

We rely on the Fine Chemicals Division of Merck KGaA as our sole and exclusive supplier of pilocarpine hydrochloride, the active pharmaceutical ingredient in Salagen Tablets. We believe that Merck KGaA produces substantially all of the worldwide supply of pharmaceutical grade pilocarpine hydrochloride. To our knowledge, there is no other producer of pilocarpine hydrochloride with a significant portion of the worldwide supply. The Company believes the processing facility and raw material requirements for the production of pilocarpine hydrochloride would make it difficult for any new producers to enter this market. Although the company might be able to procure adequate supplies of pilocarpine hydrochloride from an alternate source, we have not qualified such a source. A disruption in our supply of pilocarpine hydrochloride from Merck KGaA could have a material adverse effect on our business, financial condition and results of operations.

We have no manufacturing facility. We depend on third-party manufacturers to produce Salagen Tablets.

We do not have manufacturing facilities and we rely on one third-party manufacturer for the production of Salagen Tablets. We intend to continue to rely on others to manufacture our products, including any products that we may acquire, and we have no plans to establish manufacturing facilities. Manufacture of our products is subject to "good manufacturing practices" regulations, prescribed by the U.S. Food and Drug Administration or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that our current manufacturer of Salagen Tablets will not comply with all applicable regulatory standards, and that we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.
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MGI 114 may not be safe or effective in humans.

Although we have commenced Phase II human clinical testing of MGI 114, further research and development, including extensive human clinical testing, will be required prior to submission of a regulatory application for commercial sale of MGI 114. There is a risk that this research and development will not be successful and will not result in a product that will qualify for approval by regulatory authorities for commercial sale. Clinical testing of a pharmaceutical product is subject to approvals by various governmental regulatory authorities. There is a risk that domestic and foreign regulatory authorities may not allow us to conduct planned additional clinical testing of MGI 114. There is also a risk that, if permitted, such additional clinical testing will not prove that MGI 114 is safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities. In addition, results obtained in preclinical studies or in Phase I and Phase II human clinical trials are not necessarily indicative of results that will be obtained in subsequent or more extensive testing and commercial experience.

Clinical trials are complex and unpredictable and may produce unexpected results.

Before obtaining regulatory approvals for the commercial sale of any product under development, including MGI 114, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. The results from preclinical animal studies and early clinical trials may not be predictive of results that will be obtained in larger scale testing. There is a risk that clinical trials will not demonstrate the safety and efficacy of a product. The failure to adequately demonstrate the safety and efficacy of a therapeutic product could substantially delay or prevent regulatory approval of the product. There is a risk that unacceptable toxicities or side effects will occur at any time in the course of human clinical trials or commercial use of any product. The appearance of unacceptable toxicities or side effects could interrupt, limit, delay or abort the development of a product or, if previously approved and launched, necessitate its withdrawal from the market. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. The rate of completion of clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

o    the size of the patient population,
o    the nature of the protocol requirements,
o    the diversion of patients to other trials or marketed therapies,
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o    the company's ability to recruit and manage clinical centers and associated trials,
o    the proximity of patients to clinical sites, and
o    the eligibility criteria for the study.

Factors, such as unacceptable toxicities and delays in planned patient enrollment, may result in increased costs and delays or termination of clinical trials prior to completion. Clinical trials generally must meet requirements for institutional review board oversight and informed consent, as well as regulatory agency prior review, oversight and good clinical practice requirements. Even after being approved by the FDA or foreign regulatory authorities, products may later exhibit adverse effects that prevent their widespread use or necessitate their withdrawal from the market. There is always a risk that any product under development may not be safe when administered to humans.

MGI has fewer resources than most of its competitors.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Other pharmaceutical companies are developing products which, if and when approved by the FDA, will compete directly with Salagen Tablets in one or both indications. Our competitors could also develop and introduce generic drugs comparable to Salagen Tablets, or drugs or other therapies that address the underlying causes of the symptoms which Salagen Tablets treat. If a product developed by a competitor is more effective than our product, or priced less than our product, then our business, financial condition and results of operations could be materially and adversely affected.

Our success depends on our ability to keep up with rapid technological changes in the pharmaceutical industry.

The pharmaceutical industry has experienced rapid and significant technological change. We expect that pharmaceutical technology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain a competitive position. Technological development by others may result in our products becoming obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our
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products, which would materially and adversely affect our business, financial condition and results of operations.

Intellectual property protection may be difficult to obtain or ineffective. We may not be able to protect adequately our patents and proprietary rights.

Our ability to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our products. We were awarded orphan drug status for Salagen Tablets as a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients and for the symptoms of dry mouth associated with Sjogren's syndrome. Orphan designation provides market exclusivity for seven years after the product is registered. We hold an exclusive license on patents covering acylfulvene proprietary rights including (1) acylfulvene analogs, including MGI 114 and use of MGI 114, as an anti-tumor agent; (2) the method of treating tumors using other analogs; and (3) synthetic methods for preparing acylfulvenes. There is a risk that:

o others will independently develop proprietary technologies and processes that are the same as or substantially equivalent to ours,
o    we will not be able to obtain patents for future products,
o current or future, issued or licensed patents or know-how will not afford us adequate protection against competitors with similar technologies or processes, or
o    others will infringe upon or design around our patents.

We could incur substantial costs in defending suits brought against us based on our patents or in bringing suits to protect our patents or patents we license. We also protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. There is a risk that:

o    these confidentiality agreements will be breached,
o    we will not have adequate remedies for any breach of these agreements,
o    our trade secrets will otherwise become known, or
o    our trade secrets will be independently discovered by competitors.

Our operating results may fluctuate significantly.

Our results of operations may fluctuate significantly from period to period due to a variety of factors including:

o    changing demand for our current products,
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o    the introduction of new products,
o    the pattern of licensing and royalty revenues,
o expenditures incurred to acquire or license and promote additional products,
o    interruptions in or availability of supply by third-party manufacturers,
o    changes in sales and marketing expenditures, and
o    the pace of our development programs.

Because our operating expenses are based on anticipated sales levels, variations in the timing of revenue could cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. Our revenue may display significant variations due to the impact of new contract and licensing arrangements, the completion or termination of those contracts and arrangements, and the timing and amounts of milestone payments. There is always a risk that we will not be successful in maintaining profitability and avoiding losses in any future period.

We may not receive regulatory approvals required to sell our products in the United States and abroad.

Government regulation in the United States and abroad is a significant factor in the development, production and marketing of our products. Prior to marketing, each of our products must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The approval process can take many years and require the expenditure of substantial resources. There is a risk that any product we develop will not be approved by the FDA or any foreign regulatory authority in a timely manner, if at all. Generally, only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development are approved for sale. Once a product is approved for sale, the company must submit any labeling, advertising and promotional materials to the FDA for review. There is a risk that the FDA will prohibit use of the marketing materials in the form we desire, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on external laboratories and medical institutions to conduct our preclinical and clinical testing. This research must comply with good clinical and laboratory practices required by the FDA. The data obtained from production, and preclinical and clinical testing are subject to varying interpretations that could delay, limit or prevent regulatory approval. We also may encounter delays or rejection due to (1) changes in FDA personnel or policy during the period of development, or (2) changes in the requirements for regulatory review of each submitted New Drug Application. Even if the FDA approves the marketing application of a product, such
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approval may entail commercially unacceptable limitations on the uses, or
"indications," for which a product may be marketed. Further studies may be required to provide additional data on product safety or effectiveness. The FDA also requires post-marketing adverse event surveillance programs to monitor a product's side effects.

An FDA approved product and its manufacturer are subject to continual regulatory review. The discovery of previously unknown problems with a product may result in restrictions or sanctions on such product or manufacturer, including the withdrawal of the product from the market. Most changes in the manufacturing procedures we use for our approved products, including a change in manufacturer, will require the prior approval of the FDA. This could have an adverse effect upon our ability to continue the commercialization or sale of a product.

Our success depends in part on our ability to obtain adequate prices for our products and the availability to the users of our products of reimbursement from third party payors.

Our profitability will depend in part on (1) the price we are able to charge for our products and (2) the availability of adequate reimbursement for our products from third-party payors, such as government entities, private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services. There is much uncertainty as to the pricing flexibility pharmaceutical companies will have with respect to newly approved health care products. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. Cost controls could also prevent the recovery of potentially substantial development costs and an appropriate profit margin. This would have a material adverse effect on our business, financial condition and results of operations.

There is also much uncertainty about the reimbursement status of health care products. Federal and state regulations govern or influence the reimbursement status of health care products in many situations. Although third-party reimbursement is not currently an issue for us, there is a risk that reimbursement will not be available in the future for our products, or that such third-party reimbursement will not be adequate. If government entities and other third-party payors do not provide adequate reimbursement levels for our products, our business, financial condition and results of operations would be materially, adversely affected. A number of legislative and regulatory proposals aimed at changing the nation's health care system have been proposed in recent years. Although we
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cannot predict whether any of these proposals will be adopted, or the effect that any such proposal may have on our business, these proposals, if enacted, could have a material adverse effect on our business, financial condition and results of operations. In certain countries, the sales price of a product must also be approved after marketing approval is granted. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

We face product liability risks and our existing insurance may not be adequate to cover any claims.

We face exposure to product liability claims in the event that the use of our product is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $15 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover any potential claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us would have a material adverse affect our business, financial condition and results of operations.

We could be required to issue a product recall.

Product recalls may be issued at our discretion, at the discretion of the FDA, the U.S. Federal Trade Commission or other government agencies having regulatory authority for product sales. Product recalls may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. Although none of our products have been recalled, we cannot assure you that product recalls will not occur in the future. We do not carry any insurance to cover the risk of a product recall. Any product recall could materially adversely affect our business, financial condition and results of operations.

Our stock price is volatile.

The market price of our common stock, like securities of other small companies, has fluctuated significantly in recent years and is likely to fluctuate in the future, regardless of our operating performance. The market price of our common stock may be significantly affected by many factors, including:

o    announcements regarding commercial products, patents or proprietary rights,
o    the progress of clinical trials or government regulation,
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o    public concern as to the safety of drugs,
o    the issuance of securities analysts' reports,
o    fluctuations in our financial performance from period to period, and
o    general market conditions.

We may experience problems related to year 2000 issues.

Many currently installed computer systems and software are coded to accept only two-digit entries in the date code fields. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. This problem could result in system failures or miscalculations causing disruptions of business operations (including, among other things, a temporary inability to process transactions, send invoices or engage in other similar business activities). As a result, many companies' computer systems and software will need to be upgraded or replaced in order to comply with Year 2000 requirements. The potential global impact of the Year 2000 problem is not known, and, if not corrected in a timely manner, could affect us and the U.S. and world economy generally.

We have spent approximately $738,000 through September 30, 1999, to upgrade our information technology systems. In part, these upgrades were to resolve our Year 2000 issues. As of September 30, 1999, we believe that all of our systems are Year 2000 compliant.
We do not expect to incur any material additional costs related to Year 2000 issues.

Based on our assessments to date, we believe we will not experience any material disruption as a result of Year 2000 problems in internal processes, information processing or interface with major customers, or with processing orders and billing. However, if certain critical third-party providers, such as those providing product distribution, banking, contract manufacturing, electricity, water or telephone service, experience difficulties resulting in disruption of service to us, a shutdown of our operations at our headquarters could occur for the duration of the disruption.